Exhibit 12
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	FISCAL YEAR ENDED APRIL 30,
	2001	2002	2003	2004	2005
	(In thousands, except ratios)
Earnings from continuing operations before taxes	$(8,429)	$(257,304)	$(158,944)	$(113,498)	$(113,251)

Fixed charges from continuing operations:
Interest expense and amortization of debt discount on all indebtedness	16	6,476	12,078	29,816	15,718
Interest included in rent	512	3,091	2,925	2,394	3,314

Total fixed charges from continuing operations	528	9,567	15,003	32,210	19,032

Earnings before taxes and fixed charges	$(7,901)	$(247,737)	$(143,941)	$(81,288)	$(94,219)

Ratio of earnings to fixed charges	—x	—x	—x	—x	—x
The ratio of earnings to fixed charges was computed by dividing earnings (earnings from continuing operations before taxes adjusted for fixed charges from continuing operations) by fixed charges from continuing operations for the periods indicated. Fixed charges from continuing operations include ( i ) interest expense and amortization of debt discount on all indebtedness, and ( ii ) a reasonable approximation of the interest factor deemed to be included in rental expense for all facilities and equipment.
Earnings, as defined, were insufficient to cover fixed costs for the fiscal years ended April 30, 2001, 2002, 2003, 2004 and 2005 were $84,429,000, $257,304,000, $158,944,000, $113,498,000 and $113,251,000 respectively.